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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                    SEC File Number 33-55254-39

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:          DECEMBER 31, 2000
                                    -----------------

                  [ ]      Transition Report of Form 10-K
                  [ ]      Transition Report of Form 20-F
                  [ ]      Transition Report of Form 11-K
                  [ ]      Transition Report of Form 10-Q
                  [ ]      Transition Report of Form N-SAR
                  For the Transition Period Ended: ____________________________

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates

                                       N/A

PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:                      Skynet Telematics.com, Inc.
                                              ---------------------------

Former Name If Applicable                     Skynet Telematics, Inc.
                                              -----------------------

Address of Principal Executive Office (Street and Number):Link House, 259 City Road

City, State and Zip Code:                     London EC1V 1JE United Kingdom

PART II - RULES 12b-15 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable).

[x]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be

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                  eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report or semi-annual report, transition report on Form 10-K or portion thereon will be filed on or before the fifteenth calendar day following the prescribed due date;

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

Financial information from various foreign countries, required for the audit of the registrant's financial statements, could not be collected prior to April 2, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Stuart Langston              011 44 207           490-7900
         ----------------------------------------------------------------------
                (Name)                   (Area Code)        (Telephone No.)

(1) Have all other periodic reports require under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [ x ] Yes                 [   ] No

(1) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                           [   ] Yes                 [ x  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           Skynet Telematics.com, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 29, 2001                     By:     /s/ Stuart Langston
      --------------                        -----------------------------------
                                                     Stuart Langston